

17018645


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 24 2017
REGISTRATIONS BRANCH
16

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66330

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toussaint Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 Broadway, Suite 2
(No. and Street)

Freehold	New Jersey	07728
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Avery Byrd 732-921-1836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Guadette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Avery Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toussaint Capital Partners, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title





Deborah Pierson
Notary Public
State of New Jersey
My Commission Expires September 27, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOUSSAINT CAPITAL PARTNERS, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2016

Contents

Independent Auditors Report 3

Financial Statements 4

Statement of Financial Condition 4

Statement of Operations 5

Statement of Cash Flows 6

Statement of Changes in Ownership Equity 7

Statement of Changes in Subordinated Liabilities 8

Notes to Financial Statements 9

Supplementary Schedules Pursuant to SEA Rule 17a-5 14

Computation of Net Capital 15

Computation of Net Capital Requirement 15

Computation of Aggregate Indebtedness 15

Computation of Reconciliation of Net Capital 15

Statement Related to Uniform Net Capital Rule 15

Statement Related to Exemptive Provision (Possession and Control) 15

Statement Related to Material Inadequacies 16

Statement Related to SIPC Reconciliation 15

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 16

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 17

Bryant A. Gaudette, CPA

INDEPENDENT AUDITOR'S REPORT

To the Managers and/or Directors
Toussaint Capital Partners, LLC
13 Broadway Suite 2
Freehold, NJ 07728

Report on the Financial Statements

I have audited the accompanying financial statements of **Toussaint Capital Partners, LLC** (the "Company") which comprise the statement of financial condition as of **December 31, 2016**, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toussaint Capital Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted to form an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, TX
May 2, 2017

Toussaint Capital Partners, LLC
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016

ASSETS		
Current Assets		
Cash in Bank	$ 9	
Accounts Receivable	5,809	
Other Assets	163,276	
Prepaid Expenses	940	
Total Current Assets		$ 170,034
Fixed Assets		
Computers	39,163	
Furniture & Fixtures	19,669	
Accrued Depreciation	(52,544)	
Total Fixed Assets		6,288
TOTAL ASSETS		$ 176,323
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable	$ 83,555	
Other Liabilities	$ 4,109	
Accrued Expenses	29,472	
Total Current Liabilities		$ 117,136
Total Liabilities		117,136
Equity		
Partner Equity		
Total Partner Equity	455,437	
Retained Earnings	(325,181)	
Net Profit	(71,069)	
Total Equity		59,187
TOTAL LIABILITIES & EQUITY		$ 176,323

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2016

Income		
Commission Fee Income		
Underwriting Income		
Total Income		$ -
Cost of Goods Sold		
Clearing Fees	346	
Total COGS		346
Gross Profit		(346)
Expenses		
Administrative Services	2,250	
Bank Service Charges	703	
Computer Expense	2,979	
Depreciation Expense	4,846	
Dues and Subscriptions	(666)	
Filing Fees	728	
Insurance	30,551	
Interest Expense	97	
Marketing	60	
Office Expense	(26)	
Office Supplies	104	
Payroll Expenses	8,161	
Postage and Delivery	229	
Professional Fees	20,201	
Quotes	1,143	
Regulatory Fees	7,257	
Rent and Utilities	9,792	
Storage	1,993	
Telephone	8,445	
Other Expenses	627	
Total Expense		99,473
		(99,819)
Other Income		
Income from Debt Relief		28,703
Interest Income		46
Net Income		$ (71,069)

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC

Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2016

Cash Flows from Operating Activities:	
Net Profit	**$ (71,069)**
Changes in Operating Assets and Liabilities:	
Accounts Receivable	**14,852**
Prepaid Expenses	**4,380**
Depreciation	**4,845**
Clearing Deposit	**5,000**
Accounts Payable and Accrued Expenses	**(3,049)**
Net Cash Used from Operating Activites	**(45,041)**
Cash Flows for Investing Activities	**-**
Cash Flows from Financing Activities	
Capital Contributions	**6,150**
Capital Withdrawals	**(2,000)**
Net Decrease in Cash	**(40,891)**
Cash at Beginning of Year	**40,900**
Cash at End of Year	**$ 9**

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended December 31, 2016

Balance, December 31, 2015	**$ 126,106**
Member's Contribution	**4,150**
Member's Distribution	**0**
Net Profit	**(71,069)**
Balance, December 31, 2016	**$ 59,187**

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
<u>Financial Statements</u>
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2016

Balance of Subordinated Claims at January 1, 2016		**$ -**
Additions	**$ -**	
Subtractions	**$ -**	
Balance of Subordinated Claims at December 31, 2016		**$ -**

The accompanying notes are an integral part of these financial statements.

Toussaint Capital Partners, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2016

NOTE 1 - ORGANIZATION

Toussaint Capital Partners, LLC ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3- 3(k)(2)(ii).

The Company was formed on May 27, 2003 pursuant to the Delaware Limited Liability Company Act, with Toussaint Capital Holdings, LLC as its sole member.

Recently Issued Accounting Pronouncements:

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting Basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

Fixed Assets

Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Description	Estimated Useful Life
Furniture and Fixtures	7 years
Equipment	5 years

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purposes and thus no federal or state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. The federal and state income tax returns of the individuals are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Collateral Agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that allowances for doubtful accounts at December 31, 2016 are not required.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. In addition to the basic insurance deposit coverage, the FDIC was providing temporary unlimited coverage for non-interest bearing transaction accounts through December 31, 2012. All of its U.S. non-interest bearing cash balances were fully insured at December 31, 2012 due to a temporary U.S. federal program in effect from December 31, 2010 through December 31, 2012. Beginning in 2013, U.S. insurance coverage was reverted to $250,000 per depositor at each financial institution. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2016 are summarized as follows:

Office equipment and furniture	$ 58,832
Less: accumulated depreciation	52,544
Net property and equipment	$ 6,288

NOTE 5 – OPERATING LEASE

The Company leased office space under a lease agreement through October 29, 2012. Due to the hurricane and the fact that the building was severely damaged, the lease agreement was terminated in December 2012. In December 2013 the Company moved into office space in a building that is owned by a real estate investment company whose managing member is the managing member of the Company. The Company pays rent of $1,000 per month under a month-to-month arrangement. As of September 2016, the Holding Company of the Broker Dealer entered into an expenses sharing agreement with Toussaint Capital Partners, LLC for payment of rent.

Rent expense was approximately $8,000 for the year ended December 31, 2016.

NOTE 6 – QUALIFIED PROFIT SHARING PLAN

The Company provides a qualified profit sharing plan (henceforth referred to as 'the plan") for the benefit of eligible employees. The plan allows the company at its discretion to defer a portion of its profits by allocating a portion of said profits to eligible employees. Employees will become vested under the terms of a defined vesting schedule. No contributions were made for 2016.

NOTE 7 – COMMITMENTS/LEGAL SETTLEMENT/CONTINGENCIES

FINRA SETTLEMENT

In June of 2016 the company accepted a Minor Rule Violation letter issued by FINRA. The violation was based upon FINRA's findings that during the period of January 1 through March 31, 2014. The Company failed to report to the Municipal Securities Real-Time Transaction Reporting System ("RTRS") 128 transactions. RTRS-eligible securities must be entered within the required 15 minutes of the time of each order's execution. Without admitting or denying the allegation, the Company agreed to settle with FINRA, accepted certain findings as fact, and payment of a fine of $1,000. The Minor Rule Violation was accepted by FINRA and the Company paid the fine in the amount of $1,000.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has loans to affiliated entities in the amount of $115,916 at December 31, 2016. These loans are non-interest bearing. In addition, the Company does business with entities with which the Members are associated. In the course of business the Company had an Accounts Receivable balance of $52,631 with such entities at December 31, 2016.

NOTE 9 - MATERIAL EVENTS

On July 6, 2016 the Firm entered into an expense sharing agreement with its holding company, Toussaint Holdings, LLC. This was done as part of a capital raise campaign. Various Creditors signed debt forgiveness documents. Those creditors then transferred the debt over to Toussiant Holding, LLC via a debt transfer agreement. The Firm created additional income in the amount of $28,703

NOTE - SUBSEQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2016, and May 2, 2016, when the financial statements were issued.

Toussaint Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Computation of Net Capital

Total Stockholder's Equity	$59,187
Non-Allowable Assets	$176,314
Haircuts on Securities Positions	
Securities Haircuts	$ -
Undue Concentration Charges	$ -
Net Allowable Capital	($117,127)

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 7,813
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ (217,127)

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$117,136
Percentage of Aggregate Indebtedness to Net Capital	-100.01%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2016	$ (117,127)
Adjustments		
Increase (Decrease) in Equity		$ -
(Increase) Decrease in Non-Allowable Assets		$ -
(Increase) Decrease in Securities Haircuts		$ -
Net Capital per Audit		$ (117,127)
Reconciled Difference		$ -

Toussaint Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of ($117,127) which was $217,127 below its required net capital of $100,000. The Company's net capital ratio was (100.01%). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report or the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Toussaint Capital Partners, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)



Toussaint Capital Partners, LLC

13 Broadway, Suite 2 • Freehold, NJ 07728

May 2, 2017

Bryant A. Gaudette
21320 Provincial Blvd., Suite
200
Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, RM DUNCAN SECURITIES,

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from 01/01/2016 through 12/31/2016, without exception, unless, noted in number 3. below;
3. We have no exceptions to report this fiscal year.

Regards,



Avery F. Byrd, Sr. | May 2, 2017 Date

CEO
Toussaint Capital Partners, LLC

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Avery Byrd
Toussaint Capital Partners, LLC
13 Broadway Suite 2
Freehold, NJ 07728

Dear Avery Byrd:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Toussaint Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Toussaint Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3. Toussaint Capital Partners, LLC stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. Toussaint Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board
(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Toussaint Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, INC.



Bryant A. Gaudette
21320 Provincial Blvd. #100
Katy, TX 77450
bgaudette@aol.com

Katy, Texas
May 2, 2017